Hysan Place, 37th Floor 500 Hennessy Road, Causeway Bay Hong Kong T: +852 2521 4122 F: +852 2845 9026 clearygottlieb.com	FREEMAN CHAN SHUANG ZHAO DENISE SHIU PARTNERS CHRIS CHURL-MIN LEE[1] REGISTERED FOREIGN LAWYER ROBERT K. WILLIAMS RAYMOND LAM COUNSEL 1 Admitted to practice in New York

AMERICAS		ASIA	EUROPE & MIDDLE EAST
NEW YORK SAN FRANCISCO SÃO PAULO	SILICON VALLEY WASHINGTON, D.C.	BEIJING HONG KONG SEOUL	ABU DHABI BRUSSELS COLOGNE	FRANKFURT LONDON MILAN	PARIS ROME

D: +852 2532 3783 szhao@cgsh.com

August 16, 2022

Christine Westbrook

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited Response to the Staff’s Comments on the Registration Statement on Form F-3 Submitted on June 21, 2022 CIK No. 0001792267

Dear Ms. Westbrook and Ms. Murphy:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 14, 2022 regarding the Company’s Registration Statement on Form F-3 submitted to the SEC on June 21, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Cleary Gottlieb Steen & Hamilton (Hong Kong) is affiliated with Cleary Gottlieb Steen & Hamilton LLP, a Limited Liability Partnership registered in New York.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Securities and Exchange Commission

August 16, 2022

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * * *

Securities and Exchange Commission

August 16, 2022

Cover page

1.	Please revise to state on the cover page that you conduct substantially all of your business through the VIEs.

The Company has revised the disclosure on cover page of the Revised Registration Statement in response to the Staff’s comment.

About this prospectus, page 1

2.

We note your response to prior comment 4 and your revised disclosure indicating that “China” or the “PRC” includes Taiwan. Please revise or advise. We also note your disclosure indicating that when used in the case of laws and regulations of “China” or “the PRC,” “China” or “the PRC” refers to the laws and regulations of the People’s Republic of China, excluding that of Hong Kong, Macau and Taiwan. Please revise to clarify that the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are where you reference the specific laws and regulations adopted by the People’s Republic of China. Additionally, please ensure that you address throughout your filing legal and regulatory risks associated with your operations in Hong Kong and having your WFOE owned by your Hong Kong subsidiary. Please also revise the graphic on page 8 to state the jurisdiction of incorporation for each entity and to identify the WFOE. As an example only, expand your disclosure under the heading “Enforceability of Civil Liabilities” to address risks related to the enforceability of judgments in Hong Kong.

The Company has revised the disclosure on pages 1, 9, 27, 28 and 70 of the Revised Registration Statement in response to the Staff’s comment.

Our Company , page 6

3.

We note your response to prior comment 8 and your disclosure on page 6 that, “As of the date of this prospectus, none of [your] Company, [your] subsidiaries or VIEs are required to obtain any permissions requirements from the China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (the “CAC”).” Please revise to explain how you determined that permissions from the CSRC or CAC are not required. If you relied on advice of counsel, please identify counsel and file counsel’s consent as an exhibit to the registration statement. If you did not rely on advice of counsel, please explain why. We note your references to your PRC counsel, Tian Yuan Law Firm. Please ensure you file counsel’s consent.

The Company has revised the disclosure on page 7 of the Revised Registration Statement and filed the consent of the Company’s PRC counsel as exhibit 23.4 in response to the Staff’s comment.

Securities and Exchange Commission

August 16, 2022

Holding Company Structure and Contractual Arrangements with the VIE, page 8

4.

We note your reference to “our VIE” on page 8. Please revise here and throughout your filing to refer to “the VIE.” We note your responses to prior comments 5 and 6. Your disclosure continues to imply that you have control over the VIE, such as your statement on page 8 that your contractual arrangements enable you to “have effective control over the VIE.” We note also the heading on page 10 that references “Agreements that Provide Us with Effective Control over the VIE.” Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

The Company has revised the disclosure on pages 9, 10, 11 and 17 of the Revised Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 13

5.

We note your response to prior comment 9. You state that the VIE has not settled any amounts owed to you under the VIE agreements and does not have the intention to do so. You also state that the WFOE received RMB42.2 million, RMB25.3 million and RMB88.7 million (US$13.9 million) of service fees from the VIEs in 2019, 2020 and 2021, respectively. Please revise to clarify this inconsistency or advise. In this regard, we also note your statement that the “typical” structure of cash flows through your organization involves the payment of service fees by the VIE to the WFOE and the WFOE transferring funds to BR Hong Kong Limited, which, in turn, would transfer funds to you. In your revisions please also provide the corresponding amounts in U.S. dollars for 2019 and 2020. We reissue comment 9 in part. Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

The Company has revised the disclosure on page 14, 15 and 16 of the Revised Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that:

•

as disclosed in the Registration Statement, the service fees paid by the VIE to the WFOE in 2019, 2020 and 2021 represented service fees charged by the WFOE for certain operating expenses (including procurement related expenses, data analysis expenses and staff costs for certain research and development personnel) that it bears on behalf of the VIE for the business operations of the VIE and its subsidiaries. Payments for these services (the “Additional Services”) are unrelated to services as stipulated under the Exclusive Business Operation Agreement, the agreement that allows the Company to receive economic benefits from the VIE;

Securities and Exchange Commission

August 16, 2022

•

as disclosed in the Prospectus, pursuant to the Exclusive Business Cooperation Agreement, the WFOE or its designated party has the exclusive right to provide the VIE with business support, technology service, consulting service and other services (the “VIE Services”), and the Additional Services do not fall into the scope of the VIE Services. Under the same agreement, in exchange for the VIE Services, the VIE agrees to pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice. As the VIE has been loss-making in 2019, 2020 and 2021, it has not settled any amounts owed to the WFOE under the VIE Agreements and currently has no intention to do so.

Risk Factors

Risks Relating to Doing Business in the PRC

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements..., page 20

6.

We note your response to prior comment 12 and your disclosure that, “Currently, the cybersecurity laws and regulations have not directly affected [your] business and operations….” We reissue comment 12 in part. Please revise to explicitly address the impact of cybersecurity laws and regulations on your proposed offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company has revised the disclosure on page 23 and 24 of the Revised Registration Statement in response to the Staff’s comment.

Enforcement of Civil Liabilities, page 67

7.

We note your disclosure that most of your directors and executive officers are nationals or residents of jurisdictions other than the U.S., and most of their assets are located outside the U.S. Please revise your disclosure to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include risk factor disclosure and a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

The Company has revised the disclosure on page 19, 27, 28 and 70 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 16, 2022

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or Chris Yin, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at Chris.Yin@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Chris Yin, Partner, Ernst & Young Hua Ming LLP